Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-174996

Prospectus Supplement No. 2

Teletouch Communications, Inc.

20,499,001 shares

This prospectus amends the prospectus dated November 1, 2011 to allow sales, from time to time, of up to 20,499,001 shares of our common stock by the shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders”. We do not know when or in what amounts selling shareholders may offer the shares for sale. We will not receive proceeds from the sale of our shares by selling shareholders.  Our common stock is presently quoted for trading on the OTC Bulletin Board under the symbol “TLLE.OB” On November 28, 2011, the last sales price of the common stock, as reported on the OTC Bulletin Board was $0.83 per share.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on November 28, 2011, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated November 1, 2011, which is to be delivered with this prospectus supplement.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of the original prospectus, as subsequently amended and supplemented, before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is November 30, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 23, 2011
Date of Report (date of Earliest Event Reported)

TELETOUCH COMMUNICATIONS, INC.
(Exact Name of Company as Specified in its Charter)

DELAWARE	001-13436	75-2556090
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

5718 Airport Freeway, Fort Worth, Texas 76117
 (Address of principal executive offices and zip code)

(800) 232-3888
 (Company’s telephone number, including area code)

Not applicable
(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01.   Entry into a Material Definitive Agreement.

As previously disclosed in its public filings, since September 2009, Teletouch Communications, Inc., through its wholly-owned subsidiary, Progressive Concepts, Inc. (“PCI”) (together, the “Company”), has been involved in an arbitration proceeding with and against New Cingular Wireless PCS, LLC and AT&T Mobility Texas LLC (collectively, “AT&T”) relating to, among other things, certain distribution and related agreements by and between the parties. On November 23, 2011, PCI and AT&T entered into a settlement and release agreement (the “Agreement”) pursuant to which the parties agreed to settle all of their disputes subject to the foregoing arbitration. In certain recent public filings, the Company disclosed the basic framework of the settlement negotiations, which have been ongoing since May 2011. Throughout these discussions, this framework contemplated certain cash and other consideration for PCI, a minimum 6 year sales and distribution relationship with AT&T, including updated and expanded agreements for all of the current and prior market areas covered under the PCI’s distribution agreements with AT&T, and such would allow PCI to offer an expanded portfolio of AT&T products and services, including sales and support for the iPhone and iPad, manufactured by Apple, Inc.. The Agreement, including all ancillary agreements negotiated into the Agreement, provide PCI with consideration as follows: (i) $10 million of initial consideration comprised of $5 million cash payment and $5 million forgiveness of PCI’s oldest unpaid obligations to AT&T related to AT&T’s percentage of PCI’s monthly cellular billings, (ii) up to $8.5 million of additional cash consideration, based on an agreed upon fee to be paid to PCI for each cellular subscriber that transfers from PCI to AT&T during the term of the agreements to purchase wireless services not offered by PCI or at the expiration of the 3 year extended term of the distribution agreement, each in accordance with its terms, (iii) additional consideration based on an agreed upon fee to be paid to PCI for each cellular subscriber that transfers from PCI to AT&T during the term of the agreement for reasons other than to purchase wireless services not offered by PCI, (iv) renewal or extension of all current and prior distribution agreements for three (3) years allowing PCI to again activate new subscribers and provide many of the previously withheld wireless services and products, including the iPhone and (v) a six (6) year dealer / agent agreement with AT&T allowing PCI to provide to its customers all products and services offered by AT&T’s dealers, with compensation paid to PCI for each product or service sold, subject to standard qualification and chargeback provisions.

Specifically, under the terms and provisions of the Agreement, among other things:

(i)           AT&T will (a) pay $5 million to PCI no later than seven (7) business days after the execution of the Agreement and (b) forgive and discharge $5 million of the oldest uncollected accounts receivable due from PCI for AT&T percentage of the monthly gross cellular billings, provided however, that any remaining amounts due from PCI that arerelated to the gross cellular billings and more than 60 days old as of the date of the Agreement will be withheld and offset against the $5 million payment, or paid in full by PCI prior; and

(ii)           The parties agreed to enter into the Third Amendment to Distribution Agreement amending the existing distribution agreement by and between Southwestern Bell Wireless, Inc. and PCI, dated September 1, 1999, as amended to date, which covers the Dallas-Fort Worth / Sherman-Dennison market area (the “DFW Distribution Agreement”) to (a) extend the scope and applicability of the DFW Distribution Agreement to the Houston, San Antonio, Austin, East Texas, Central Texas and Arkansas markets (markets previously serviced by PCI under separate distribution agreements with AT&T), (b) extend the term of the contractual distribution and revenue sharing relationship in all of these markets for three (3) years, with such agreements expiring on November 30, 2014, (c) provide PCI with the ability to offer certain additional wireless products and services to its subscribers, including the iPhone and iPad under those certain AT&T iPhone and iPad Supplements, (d) define the wireless services available to PCI as any wireless rate plan or feature that is offered by any of AT&T’s Authorized Dealers/Agents or offered by AT&T to its business customers which are advertised through AT&T’s website or other mass media, subject to certain defined exceptions (“Generally Available Published Services”) (e) provide a mechanism whereby PCI could request, in writing, any Generally Available Published Service and in the event such service was denied by AT&T it would be deemed an “Unavailable Service” providing PCI with certain rights as discussed further below, (f) provide for liquidated damages in the amount of $750 per subscriber payable by either party that violates the non-solicitation provisions prohibiting the contact with any customer for the purpose of soliciting such customer to move their billing and support services during the term of the agreement and for one year after the termination or expiration of the agreement, (g) limit PCI’s sale of cellular phones purchased from AT&T to customers that it believes are actual end users of AT&T services in the markets, except for immaterial quantities of cellular phones that can be disposed of by selling to non-subscribers, (h) cause PCI to exclusively distribute AT&T wireless services in the markets during the term of this agreement, (i) cause all of PCI’s remaining subscribers to be transitioned to a direct billing relationship with AT&T for certain cash consideration, as discussed further below under the terms of Addendum One to the Third Amendment to the Distribution Agreement – Transfers (“Addendum One”) and (j) provide AT&T with certain additional remedies in the event that PCI does not remit to AT&T its percentage of the monthly gross billings in accordance to the payment terms agreed upon in the Third Amendment, with such remedies being up to an including termination of the distribution agreement by AT&T after written notice an agreed upon cure period has expired; and

(iii)           In conjunction with the Third Amendment and to further define the additional compensation that will be due to PCI for and the handling of subscribers being billed by PCI that switch their billing service to AT&T during the term of the distribution agreement, the parties agreed to enter into Addendum One.  Addendum One addresses and defines the specific compensation that will be due to PCI on a per subscriber basis related to subscribers that transfer to AT&T to purchase wireless services that AT&T has decided to not make available to PCI (those services as defined in the Third Amendment as Unavailable Services), those that transfer to AT&T for other reasons and those that transfer to AT&T at the termination or expiration of the distribution agreement in accordance with the terms that require PCI to transfer all remaining subscribers to a direct billing relationship with AT&T at that time. Addendum One provides for a cap of $8.5M on the total transfer fees to be paid to PCI for general transfers of subscribers to AT&T during the term of the distribution agreement and at its expiration or termination.  This cap on transfer fees does not apply to subscribers that transfer during the term for Unavailable Services. For general transfers accepted by AT&T during the term of the distribution agreement, PCI will be paid a transfer fee for each subscriber and the aggregate of such fees paid during the term of the distribution agreement shall be applied against the cap and thereby could reduce the total amount payable to PCI for its remaining subscribers that are transferred to AT&T at the expiration or termination of the distribution agreement. For subscribers that transfer to AT&T to purchase Unavailable Services, PCI will be paid a separate transfer fee on a per subscriber basis.  All subscribers that transfer to AT&T, for any reason, during the term of the distribution agreement will be transferred into a dealer base that is tied to PCI and will be eligible for certain compensation under the Exclusive Dealer Agreement described below.  All transfer fees paid are subject to chargeback if the subscriber deactivates service after transferring to AT&T with such the chargeback period being 180 days on transfers made during the term of the distribution agreement and 90 days for transfer made at the termination or expiration of the distribution agreement; and

(iv)           The parties further agreed to enter into an AT&T Exclusive Dealer Agreement (“Dealer Agreement”), including the AT&T iPhone Supplements, pursuant to which PCI will become an authorized exclusive dealer of AT&T products and services in all markets covered under the Third Amendment for a term of 6 years and expiring on November 30, 2017, unless terminated earlier under the provisions of the Dealer Agreement.  The Dealer Agreement can be terminated for cause by either party with a 30 day cure period unless the reason for termination is because the other party becomes financially insolvent makes an assignment for the benefit of creditors, at which point the Dealer Agreement can be terminated immediately.  Under the Dealer Agreement and related supplements, PCI will be able to offer its customers all wireless and other services and products offered by AT&T’s Authorized Dealers in the markets and will receive compensation from AT&T for such products and service sold. All compensation received under the Dealer Agreement is subject to the subscriber remaining continuously remaining on such service with AT&T for 180 days.  In the event that subscriber cancels or downgrades the services with AT&T, the compensation paid to PCI is subject to partial or full chargeback by AT&T.

In addition to the foregoing, the parties also executed mutual releases releasing their respective directors, officers, employees and other affiliates from claims related to the matters subject of the foregoing arbitration.

The foregoing description of the Agreement, the Third Amendment, Addendum One and related agreements in connection therewith does not purport to be a complete statement of the parties’ rights and obligations thereunder and is subject to and qualified in its entirety by reference to the full text of such agreements, which contains additional terms customary to the agreements of this nature. These documents contain representations and warranties by each of the parties thereto. These representations and warranties have been made solely for the benefit of the other parties to such documents  and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	may have been qualified in the documents by disclosures that were made to the other party in connection with the negotiation thereof;
•	may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and
•	were made only as of the date of the documents or such other date or dates as may be specified therein.

Section 9 – Financial Statements and Exhibits

Item 9.01.   Financial Statements and Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 28, 2011	By:	/s/ Douglas E. Sloan
	Name:	Douglas E. Sloan
	Title:	Chief Financial Officer